LA JOLLA PHARMACEUTICAL COMPANY

4550 Towne Centre Court

San Diego, California 92121

November 20, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: D. Yale

Re: La Jolla Pharmaceutical Company, a California corporation (the “Company”)

Registration Statement on Form S-3

File No. 333-221198

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 PM (Eastern Daylight Time) on November 21st, 2017, or as soon thereafter as is practicable.

Very truly yours, La Jolla Pharmaceutical Company

By:	/s/ Dennis M. Mulroy

Name: Dennis M. Mulroy

Title: Chief Financial Officer